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                                                                     EXHIBIT 2.2

                               FIRST AMENDMENT TO
                          AGREEMENT AND PLAN OF MERGER

     THIS FIRST AMENDMENT (the "AMENDMENT") to the Agreement and Plan of Merger (the "MERGER AGREEMENT;" capitalized terms used but not defined herein shall have the meanings ascribed to them therein), dated as of May 4, 2001, by and among VERSO TECHNOLOGIES, INC., a Minnesota corporation ("PARENT"), TITAN ACQUIRING SUB, INC., a Delaware corporation and a wholly owned subsidiary of Parent ("TITAN ACQUIRING SUB"), and TELEMATE.NET SOFTWARE, INC., a Georgia corporation ("TELEMATE"), is made as of the 1st day of June, 2001 by and among Parent, Titan Acquiring Sub, and Telemate (collectively, the "PARTIES").

                                  WITNESSETH:

     WHEREAS, the Parties have entered into the Merger Agreement, which provides, upon the terms and conditions set forth therein, for the Merger; and

     WHEREAS, the boards of directors of the Parties have determined that it is fair to and in the best interests of their respective shareholders to amend the Merger Agreement as provided herein if (but only if) Telemate purchases $15 million of Parent's convertible preferred shares as described herein;

     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein, the Parties do hereby agree as follows:

     SECTION 1.  AMENDMENTS TO MERGER AGREEMENT.  Subject to the terms of
Section 2 hereof, the Merger Agreement is hereby amended as follows:

          (a) Section 2.1(b)(i) of the Merger Agreement is hereby amended and restated in its entirety as follows:

             "(i) "MERGER CONSIDERATION" shall mean a number of shares of fully paid and nonassessable shares of common stock, $.01 par value per share of Parent (the "PARENT COMMON STOCK"), equal to (x) $30.0 million less
        (A) the amount by which the Unrestricted Cash (as hereinafter defined) is less than Minimum Cash Requirement (as hereinafter defined) and (B) the Infringement Amount (as hereinafter defined), divided by the Average Price (as hereinafter defined); plus (y) the number of shares of Parent Common Stock that could be purchased (assuming the purchase price therefor equaled the greater of (A) the average closing price per share of Parent Common Stock, as reported on The NASDAQ National Market ("NASDAQ"), for the ten trading days immediately preceding the Closing Date (the "AVERAGE CLOSING PRICE") and (B) the closing price per share of Parent Common Stock on the trading day immediately preceding the Closing Date) with the aggregate cash proceeds payable to Telemate upon exercise for cash of the vested portions of all outstanding Telemate Stock Options (as hereinafter defined) that have an exercise price per share less than the value of the shares of Parent Common Stock comprising the Exchange Ratio, where such shares are valued at the greater of (A) the Average Closing Price and (B) the closing price per share of Parent Common Stock on the trading day immediately preceding the Closing Date, and vesting is determined as of the Effective Time (such Telemate Stock Options are referred to herein as the "TELEMATE IN-THE-MONEY OPTIONS");"

          (b) Section 2.1(b)(v) of the Merger Agreement is hereby amended and restated in its entirety as follows:

          "(v) "MINIMUM CASH REQUIREMENT" shall mean the amount equal to (u) $20.0 million, plus (v) any of Telemate's unpaid restructuring or transaction costs in any way related to the Transactions (including (i) any unpaid severance amounts, (ii) the first $500,000 of fees and expenses of Robinson-Humphrey (as hereinafter defined), and (iii) 50% of the fees and expenses of Robinson-Humphrey in


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     excess of $500,000), less (w) the Cash Adjustment Amount, less (x) the amount (the "PURCHASE AMOUNT"), if any, used by Telemate to purchase certain convertible preferred shares to be issued by Parent pursuant to that certain Series B Preferred Stock Purchase Agreement by and between Telemate and Parent dated the date hereof, as amended from time to time (as so amended, the "PREFERRED STOCK PURCHASE AGREEMENT"), less (y) if the Effective Time occurs after August 1, 2001, one-half of the amount of Telemate's weekly costs (to the extent that such aggregate costs do not exceed $60,000.00 per week) attributable to personnel or activities required by Telemate to operate its business prior to the Effective Time and not intended to be retained or continued by Parent after the Effective Time for each week (or portion thereof) following August 1, 2001 in which the Effective Time does not occur, less (z) all accrued interest on the Purchase Amount at the rate of 7.5% per annum, compounded annually;"

     (c) Section 2.1(b)(vi) of the Merger Agreement is hereby amended and restated in its entirety as follows:

          "(vi) "EXCHANGE RATIO" shall mean the number of shares of Parent Common Stock into which one share of Telemate Common Stock shall be converted in accordance with Section 2.1(a);"

     (d) Section 2.1(b) of the Merger Agreement is hereby amended by adding a new section 2.1(b)(vii) to read in its entirety as follows:

          "(vii) "CASH ADJUSTMENT AMOUNT" shall mean the amount equal to the sum of (x) the proceeds payable upon exercise of the Telemate In-the-Money Options (based upon the aggregate cash proceeds payable upon exercise thereof for cash) that terminate by their terms on or before December 31, 2001, plus (y) the proceeds payable to Telemate pursuant to any binding agreement to sell any of its assets entered into before the Effective Time, provided the Steering Committee (as hereinafter defined) reasonably believes that any such asset sale will be completed on or before December 31, 2001, plus (z) the proceeds payable to Telemate on or before December 31, 2001, arising out of (A) the sale by Telemate of its products or services to the extent such sales would cause Telemate to exceed its revenue projections for the year ending December 31, 2001, or (B) other transactions entered into outside of the ordinary course of business, provided that, in the case of clauses (A) or (B), such transactions are approved by the Steering Committee as being appropriate for inclusion in this calculation; provided further, however, that in no event shall the Cash Adjustment Amount exceed $500,000; and"

     (e) Section 2.1(b) of the Merger Agreement is hereby amended by adding a new section 2.1(b)(viii) to read in its entirety as follows:

          "(viii) "INFRINGEMENT AMOUNT" shall mean an amount equal to the amount determined by expedited binding arbitration by an arbitrator (who shall be selected in accordance with Section 9.5 hereof upon the request of Parent made at any time on and after the date hereof and prior to the tenth (10th) day before the date on which the parties reasonably expect the Effective Time to occur) relating to any patent infringement alleged against Telemate prior to the date hereof ("ALLEGED PATENT INFRINGEMENT") if Parent in its reasonable judgment determines that the Alleged Patent Infringement could reasonably be expected to constitute a Telemate Material Adverse Effect (as hereinafter defined). Notwithstanding the foregoing or anything herein to the contrary, (x) in no event shall the Infringement Amount exceed $1.0 million; (y) upon Parent's determination that such Alleged Patent Infringement could reasonably be expected to constitute a Telemate Material Adverse Effect, Verso shall promptly request the commencement of the aforesaid expedited arbitration; and (z) upon the commencement of such expedited arbitration, such Alleged Patent Infringement shall cease to (and shall not thereafter) constitute a Telemate Material Adverse Effect for any purpose of this Agreement. The arbitration commenced pursuant to this
     Section 2.1(b)(viii) shall be binding as to the determination of the amount of the Infringement Amount, shall be conducted on an expedited basis and concluded within five (5) days of its commencement and shall otherwise be conducted by the American Arbitration Association under its Commercial Arbitration Rules then in effect.

     SECTION 2. EFFECTIVENESS OF AMENDMENTS. This Amendment and the modifications to the Merger Agreement represented hereby shall be effective if (but only if) Telemate purchases at least $15 million of

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Parent's convertible preferred shares pursuant to that certain Series B
Preferred Stock Purchase Agreement between Telemate and Parent dated as of May 4, 2001, as amended from time to time (as so amended, the "PREFERRED STOCK PURCHASE AGREEMENT"). If Telemate does not purchase such preferred shares in accordance with the Preferred Stock Purchase Agreement, then (a) this Amendment shall terminate and be of no further force or effect and (b) the Merger Agreement shall not be amended but shall remain in full force and effect.

     SECTION 3.  REPRESENTATIONS AND WARRANTIES.

     (a) REPRESENTATIONS AND WARRANTIES OF TELEMATE. Telemate hereby represents and warrants to Parent and Titan Acquiring Sub that: (i) Telemate has all necessary corporate power and authority to execute and deliver this Amendment and to perform its obligations under the Merger Agreement as amended hereby;
(ii) the execution and delivery of this Amendment by Telemate and the consummation by Telemate of the transactions contemplated by the Merger Agreement as amended hereby have been duly and validly authorized by all necessary corporate action (other than shareholder approval as described in the Merger Agreement); and (iii) this Amendment has been duly executed and delivered by Telemate and, assuming the due authorization, execution and delivery by Parent and Titan Acquiring Sub, constitutes the legal, valid and binding obligation of Telemate, enforceable against Telemate in accordance with its terms.

     (b) REPRESENTATIONS AND WARRANTIES OF PARENT AND TITAN ACQUIRING
SUB. Parent and Titan Acquiring Sub hereby jointly and severally represent and warrant to Telemate that: (i) Parent and Titan Acquiring Sub have all necessary corporate power and authority to execute and deliver this Amendment and to perform their respective obligations under the Merger Agreement as amended hereby; (ii) the execution and delivery of this Amendment by Parent and Titan Acquiring Sub and the consummation by Parent and Titan Acquiring Sub of the transactions contemplated by the Merger Agreement as amended hereby have been duly and validly authorized by all necessary corporate action (other than shareholder approval as described in the Merger Agreement); and (iii) this Amendment has been duly executed and delivered by Parent and Titan Acquiring Sub and, assuming the due authorization, execution and delivery by Telemate, constitutes the legal, valid and binding obligation of Parent and Titan Acquiring Sub, enforceable against Parent and Titan Acquiring Sub in accordance with its terms.

     SECTION 4. EFFECT ON MERGER AGREEMENT. Except as otherwise specifically provided herein, the Merger Agreement shall not be amended but shall remain in full force and effect.

     SECTION 5. HEADINGS. The Section headings contained in this Amendment are for reference purposes only and will not affect in any way the meaning or interpretation of this Amendment.

     SECTION 6. GOVERNING LAW. THIS AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF GEORGIA (WITHOUT REFERENCE TO CONFLICT OF LAW PRINCIPLES OTHER THAN THOSE DIRECTING GEORGIA LAW).

     SECTION 7. COUNTERPARTS. This Amendment may be executed simultaneously in counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Executed counterparts may be delivered via facsimile transmission.

     SECTION 8. ENTIRE AGREEMENT. This Amendment (together with the Merger Agreement and the Exhibits thereto) constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings among the Parties with respect thereto.

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     IN WITNESS WHEREOF, each of the Parties has caused this Amendment to be executed and delivered by its officer thereunto duly authorized, all as of the day and year above written.

                                          VERSO TECHNOLOGIES, INC.

                                          By:      /s/ STEVEN A. ODOM
                                            ------------------------------------
                                            STEVEN A. ODOM
                                            Its: Chief Executive Officer

                                          TITAN ACQUIRING SUB, INC.

                                          By:     /s/ JULIET M. REISING
                                            ------------------------------------
                                            JULIET M. REISING
                                            Its: Vice President

                                          TELEMATE.NET SOFTWARE, INC.

                                          By:     /s/ RICHARD L. MAURO
                                            ------------------------------------
                                            RICHARD L. MAURO
                                            Its: Chief Executive Officer

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